Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

Client: 20589-00001

January 6, 2014

VIA EMAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)
Definitive Additional Solicitation Materials on Schedule 14A
Filed on December 18, 2013 by Corvex Management LP, Mr. Keith A. Meister,
Related Fund Management, LLC, et al.
File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter, dated December 30, 2013 (the “Comment Letter”), with respect to the above-referenced Definitive Additional Solicitation Materials on Schedule 14A, which included a presentation to CommonWealth shareholders (the “Presentation”). If deemed appropriate by the Staff, the Proposing Shareholders are prepared to file the revised slides as Definitive Additional Soliciting Materials on Schedule 14A containing the changes and revisions set forth below in response to the Staff’s comments.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Slide 4

1.	We note your statement that the Arbitration Panel ruled in your favor on “virtually all” of your requests. We understand that this is not the case. Please clarify your disclosure, or advise.

January 6, 2014

Response:

In response to the Staff’s comment, slide 4 of the Presentation will be revised to include the following revised language:

“On November18, 2013, the Arbitration Panel (“Panel”) issued an award that struck ~~ruled in our favor on virtually all of our requests, striking~~ down the illegal bylaws that stripped shareholders of their right to vote through a consent solicitation”

Slide 6

2.	Please remove the subtitle “The Arbitration Panel Has Spoken” from this slide, given that the award does not appear to address any of the matters addressed.

Response:

In response to the Staff’s comment, slide 6 of the Presentation will be revised to include the following revised subtitle:

“~~The Arbitration Panel has Spoken~~ The Trustees’Actions Speak Louder Than Words”

Slide 10

3.	This slide states that RMR may unilaterally restagger its board at any time. This appears to be a typo. If not, please explain the significance of this disclosure.

Response:

In response to the Staff’s comment, slide 10 of the Presentation will be revised to include the following revised language:

“MUTA allows ~~RMR~~ CWH to unilaterally re- stagger its board at any time”

Slide 23

4.	Please disclose whether or not there are any specific arrangements or understandings with Mr. Lozier regarding his engagement if the consent solicitation is successful, and, if so, please disclose the terms. Likewise, please disclose the specific terms of the agreement with CBRE. See Item 5(b)(xii) of Schedule 14A.

January 6, 2014

Response:

In response to the Staff’s comment, slide 23 of the Presentation will be revised to include the following information:

“Mr. Lozier is providing consulting services to Related in connection with Related’s investment in CommonWealth and has agreed to serve in the role of interim CEO of the Company on such terms as may be reasonably agreed to by Mr. Lozier and CWH.”

“CBRE will perform management and leasing services on customary terms to be agreed to in the event CommonWealth’s management agreement with RMR is terminated.”

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

  Gibson, Dunn & Crutcher LLP

Keith Meister

  Corvex Management LP

Richard O’Toole

  Related Fund Management, LLC